Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 15 DATED MARCH 1, 2021
TO THE PROSPECTUS DATED APRIL 8, 2020

This supplement No. 15 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 15 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•the acquisitions of Louisville Distribution Center and 170 Park Avenue; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period of January 1, 2021 through February 28, 2021, we redeemed 2,425,128 shares for a total of approximately $28,224,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2021 through March 31, 2021 are limited to approximately $100,476,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Acquisitions
On January 21, 2021, we acquired Louisville Distribution Center, a 1 million-square-foot, Class A industrial property located in Louisville, Kentucky. The purchase price was approximately $95 million.
On February 2, 2021, we acquired 170 Park Avenue, a 147,000-square-foot, world-class, purpose-built life sciences building in Florham Park, New Jersey. The purchase price was approximately $47 million.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from February 1 to February 28, 2021, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
February 1, 2021	$11.62	$11.64	$11.65	$11.65	$11.63
February 2, 2021	$11.64	$11.66	$11.67	$11.67	$11.65
February 3, 2021	$11.64	$11.66	$11.67	$11.67	$11.65
February 4, 2021	$11.64	$11.66	$11.67	$11.67	$11.65
February 5, 2021	$11.64	$11.66	$11.67	$11.67	$11.65
February 8, 2021	$11.64	$11.66	$11.67	$11.67	$11.65
February 9, 2021	$11.64	$11.66	$11.67	$11.67	$11.66
February 10, 2021	$11.64	$11.66	$11.67	$11.67	$11.66
February 11, 2021	$11.64	$11.67	$11.68	$11.67	$11.66
February 12, 2021	$11.64	$11.67	$11.68	$11.67	$11.66
February 16, 2021	$11.64	$11.67	$11.68	$11.68	$11.66
February 17, 2021	$11.64	$11.67	$11.68	$11.68	$11.66
February 18, 2021	$11.65	$11.68	$11.69	$11.69	$11.67
February 19, 2021	$11.65	$11.68	$11.69	$11.69	$11.67
February 22, 2021	$11.65	$11.68	$11.69	$11.69	$11.68
February 23, 2021	$11.65	$11.69	$11.70	$11.70	$11.68
February 24, 2021	$11.65	$11.68	$11.69	$11.69	$11.68
February 25, 2021	$11.65	$11.69	$11.70	$11.70	$11.68
February 26, 2021	$11.71	$11.74	$11.75	$11.75	$11.74
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.